

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

June 7, 2017

Dennis P. Calvert
Chief Executive Officer
BioLargo, Inc.
14921 Chestnut St.
Westminster, CA 92683

> **Re: BioLargo, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 5, 2017**
> **File No. 333-215730**

Dear Mr. Calvert:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 11

1.   We have reviewed your response to comment one in our letter June 2, 2017. The total amount of the items you present as current liabilities as of March 31, 2017 is $933,498 and not $696,799. It appears you may have incorrectly presented deposits of $236,699 as of March 31, 2017. Please revise and ensure that the total amount of the items you present as current liabilities here agrees to the amount of current liabilities as presented on your balance sheet.

Dilution, page 11

2.   We have reviewed your response to comment two in our letter dated June 2, 2017. It appears your net tangible book value per share of common stock as of March 31, 2017 was actually $(0.017). Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction